Filed by NioCorp Developments Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GX Acquisition Corp. II

Commission File No.: 001-40226

Below is a transcript of a pre-recorded investor briefing presentation delivered by Mark A. Smith, CEO and Executive Chairman of NioCorp Developments Ltd. (“NioCorp” or the “Company”), and Dean C. Kehler, Co-Chairman and CEO of GX Acquisition Corp. II (“GXII” or “GX”), discussing the proposed business combination (the “Transaction”) between NioCorp and GXII.

The recording of the investor briefing presentation can be found at the following link: https://youtu.be/YpO8OrkhqVg. The slides used in the presentation have previously been filed pursuant to Rule 425.

Participants:

•         Mark A. Smith, CEO and Executive Chairman of NioCorp

•         Dean C. Kehler, Co-Chairman and CEO of GXII

•         Jim Sims, Chief Communications Officer of NioCorp

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Mr. Sims:

Good day everyone, and welcome to this investor briefing from NioCorp Developments Ltd. Our mission at NioCorp: to accelerate the transition to a lower carbon economy by serving as a reliable U.S. supplier of sustainably produced critical minerals.

During today’s presentation, we will be making forward-looking statements. Investors are cautioned to review the disclaimers and technical disclosures shown on this slide and in the following two slides, as well as in our public filings with the U.S. Securities and Exchange Commission and our filings on sedar.com.

Joining us today are Mark Smith, CEO and Executive Chairman of NioCorp. NioCorp is focused on developing the Elk Creek Critical Minerals project in southeast Nebraska, an exciting project we will hear a lot about today. NioCorp’s stock is traded on the Toronto Stock Exchange under the ticker symbol “NB” and on the OTCQX under the ticker symbol “NIOBF.”

Also joining us today is Dean Kehler, Co-Chairman and CEO of GX Acquisition Corp. II, a special purpose acquisition company listed on the Nasdaq under the ticker symbol GXII.

Our discussion today will center on the recently announced proposed business combination agreement between NioCorp and GX and on NioCorp’s Elk Creek Critical Minerals Project, which NioCorp seeks to advance by way of this business combination with GX. Gentlemen, welcome.

Dean, why don’t I have you start out with your thoughts on the proposed Transaction and why GX believes it has found in NioCorp an attractive merger partner?

Mr. Kehler:

Thank you, Jim. We are pleased to meet with you today to discuss our business combination with NioCorp, which is developing the Elk Creek Critical Minerals Project in Nebraska. Elk Creek is the highest-grade Niobium deposit under development in North America, and the second largest indicated rare earth resource in the U.S.

Critical minerals such as Niobium and Scandium, and magnetic rare earth elements, are absolutely central to accelerating the world’s transition to a lower carbon economy. As we’ll discuss on this call, we believe that NioCorp represents a unique opportunity for investors to participate in that transition.

We founded GX with a view toward finding that one special, transformative company that fills an important need, can grow dramatically, and in so doing can create attractive shareholder returns for many, many years to come. We have been fortunate in our careers to have been involved in a number of ground-breaking investments that became public companies, and our goal has been to find another one of these to be the merger partner for GX. Over the years, the GX team has also been involved in several companies that utilized project financing to create substantial value. We believe that we can be helpful to Nio in this regard. Since completing our IPO, we have evaluated in-depth many dozens of companies, but none was as compelling an opportunity as NioCorp.

Let me explain why. First, demand for critical minerals is growing as the world economy transitions toward electrification and lower-carbon technologies. The huge need for these materials is well-understood. The problem is that the vast majority of these critical minerals are produced outside the United States, and often in difficult or unfriendly jurisdictions. The Elk Creek Project has a number of positive attributes, starting with the fact that the project is located in Nebraska. The critical mineral and rare earth deposits there are substantial. There is local infrastructure in place, and a strong local workforce. The project is on private land. The key permits to commence construction are already in place. Elk Creek is projected to have a 38-year mine life, so once developed, it can become a reliable, domestic producer of critical minerals for a long time. And, based on the Company’s 2022 feasibility study of the Project and the assumptions in that study, the Elk Creek Project pencils out to have a discounted net present value of $2.8 billion pre-tax, and that is before -- let me repeat, before -- adding in any benefit from extracting rare earth elements from the resource. You will hear more about all of this in a minute.

A brief description of the Transaction: GX will merge into NioCorp in a transaction that values NioCorp’s existing equity at $255 million. NioCorp’s existing shareholders will retain all of their equity in the combined company, and will take no money out of the Transaction. In addition, we have executed non-binding letters of intent, that subject to entering into definitive agreements, can provide NioCorp with access to up to an additional $81 million to help advance the Elk Creek Project. The Transaction is subject to, among other things, approval by NioCorp’s and GX’s shareholders, and the satisfaction or waiver of other customary closing conditions.

NioCorp has an exceptional board of directors, and a fantastic management team, led by its Chairman and CEO, Mark Smith. Mark is a seasoned mining executive with over 40 years’ industry experience. He previously served as CEO of Chevron Mining and Molycorp, the predecessor to MP Materials, and also served as a director of CBMM, the largest Niobium company in the world. As Mark reviews the Elk Creek Project in greater detail, you will understand why these aspects of his background make him perfectly suited to lead NioCorp and develop Elk Creek.

We are excited that GX shareholders will have the opportunity to invest in NioCorp’s Elk Creek Project and help accelerate the transition to a greener world. It is my great pleasure to introduce Mark Smith.

Mr. Smith:

Thank you, Dean, for those kind words. On behalf of the NioCorp Board and our entire management team, let me express both my gratitude and my profound excitement about the prospect for this business combination to enable NioCorp to rapidly advance our efforts to secure the financing necessary to move the Elk Creek Critical Minerals Project to construction and eventual commercial operation.

With that, let me take investors through a brief tour of NioCorp, our Elk Creek Critical Minerals Project, and why I believe that this proposed merger with GX is the right move with the right set of partners for NioCorp. After that, we will take questions that we have been receiving from investors this past week.

The rapidly accelerating global transition to net zero emissions is driving demand growth for the critical minerals that are NioCorp’s focus. This once-in-a-generation paradigm shift represents a tremendous opportunity for NioCorp and for our society’s efforts to transition to a cleaner energy economy with reduced emissions. Here is why I think this is the case.

First of all, our Elk Creek Critical Minerals project is shovel ready. What do we mean by that? We mean that the technical work is at the Feasibility Study level. That means that we’ve done the drilling, we’ve done the metallurgy, we’ve done the mine planning, and we’ve done the economic analysis, to name a few. We have also secured the state and local permits we need to immediately start construction once we have obtained project financing.

Second, NioCorp is positioned to become a major U.S. producer of the critical mineral Niobium. This strategic metal is largely used as a very powerful steel additive, as it makes steel lighter, stronger, and more corrosion-resistant. However, applications for Niobium, and its potential market, are rapidly shifting to include its use in rapid-charging solid-state Niobium-Lithium Ion batteries. This new application has the potential to dramatically increase global demand for Niobium.

Third, NioCorp is also a large prospective U.S. producer of Scandium. Our project is only one in the U.S. to have declared a Mineral Reserve that is supported by a feasibility study. Scandium has large latent demand in the commercial aviation and automotive sectors, which we will talk about today. In addition to the products we now plan to produce -- Niobium, Scandium and Titanium -- we are also conducting technical and economic analyses on the potential addition to our planned product suite of several magnetic rare earth oxides, such as Neodymium-Praseodymium, or NdPr oxide, Dysprosium Oxide, and Terbium Oxide. All of these critical minerals are forecast to experience large supply shortages because of sharply rising demand, largely led by the electric vehicle revolution and the need for wind power generation.

Our project is strongly focused on environmental, social, and governance values or ESG, and is already aligned with the Equator Principles ESG Framework. For us, sustainability is not simply a buzzword. We walk the talk at NioCorp when it comes to sustainability and environmental protection.

One of the big differentiators of the Elk Creek Project is the unusual and high-value critical minerals we have in our Mineral Resource. Here you can see the elements that we are focused on, and how much of these critical minerals we have in our Mineral Resource.

I would like to note the current overwhelming reliance by the U.S. on foreign producers of these critical minerals. 100% of the Niobium we consume in the U.S. is imported from foreign nations. 100% of the Scandium we consume in the U.S. is imported from foreign nations. 91% of the titanium concentrate we consume in the U.S. is imported from foreign nations. And 100% of the separated rare earth oxide products, shown in green on the right hand side of the slide, are imported into the U.S. – primarily from China.

With regard to rare earths, the Elk Creek Project contains the 2nd largest indicated NdPr Mineral Resource in the U.S. We have the 2nd largest indicated Dysprosium Mineral Resource in the U.S. And we have the largest indicated Terbium Mineral Resource in the U.S.

Together, with this array of high-value critical minerals in the Elk Creek ore body, we expect to make a real difference in strengthening U.S. supply chains for these critical minerals.

Our principal target metal in the Elk Creek Project is Niobium. Niobium is considered a critical mineral by the U.S. government for both commercial and defense applications. But, again, the U.S. is 100% dependent on foreign imports of Niobium. To make matters worse, Niobium is only produced at commercial scale in two countries today. That supply chain risk has forced the U.S. government to place supplies of Niobium in the National Defense Stockpile. That further underscores just how critical of an element Niobium is to the United States.

The size of global markets for Niobium are large and are getting larger. While the construction, automotive, aerospace, and oil and gas sectors are the largest consumers of Niobium today, one emerging application promises to become a new and rapidly growing market in and of itself, and that is solid-state Niobium-lithium-ion batteries. The world’s largest producer of Niobium, CBMM, has teamed with Toshiba, Nano One, Niobolt, Volkswagen, and others to develop next-generation solid-state Niobium-lithium-ion batteries. These batteries promise to be fully rechargeable in less than 10 minutes. They provide a longer range for the car per charge. They have been shown to deliver 5 times the battery life of current Lithium-Ion batteries, and these advances are really made possible by Niobium. These advances also represent the holy grail of battery performance to electric vehicle manufacturers. It is exciting, to say the least.

Not surprisingly, CBMM expects that demand for Niobium for these batteries could reach 45,000 metric tonnes per year by 2030. The Niobium market for current applications today is 75,000 metric tonnes per year, and that market is growing at a very healthy rate as well. Niobium’s use in these solid-state batteries could expand these markets quite dramatically.

Scandium is another high-value critical mineral that we intend to produce in Nebraska. What Niobium does for steel, Scandium does for aluminum. Scandium-aluminum alloys promise to significantly lightweight transportation systems, such as electric and hybrid vehicles and commercial aircraft. That will help save energy and reduce greenhouse gas and other harmful air emissions.

Current global consumption today of Scandium is actually quite small, but that is only because very little Scandium is produced today -- only about 25 metric tonnes. Economically viable deposits of Scandium are very rare. Fortunately, we have an extraordinary Scandium resource in Nebraska.

Momentum in Scandium markets is building, too, especially after the second-largest mining company in the world – Rio Tinto – is now making Scandium products in Canada. Independent forecasts show that, if more Scandium were produced, latent demand greatly exceeds the 100 tonnes per year of Scandium that NioCorp plans to produce. And, as new applications for lightweight Scandium alloys are put into production, we see Scandium demand growing far beyond what we intend to make.

Let me highlight one application for Scandium – which you can see on the far right of this slide. This application alone could easily consume NioCorp’s entire annual production of Scandium. Electric vehicles utilize an enclosure for the lithium-ion batteries they carry. These battery enclosures are designed to protect the batteries from damage and corrosion, and to reduce the potential known fire hazards. These trays also provide structure integrity to the chassis. Automakers are increasingly using aluminum as the main material in these battery enclosures, which can reduce weight by 40% and provide better range, acceleration, payload, and energy use performance. However, alloying aluminum with Scandium in these battery trays can further reduce weight, provide improved structural integrity for the chassis, and provide cost savings in terms of producing the trays.

As I mentioned, NioCorp is conducting technical and economic analyses on the potential addition to our planned product suite of several magnetic rare earth oxides, such as Neodymium- Praseodymium, or NdPr oxide, Dysprosium Oxide, and Terbium Oxide. In our most recent NI 43-101 Feasibility Study, it showed the Elk Creek Project contains the 2nd largest indicated rare earth mineral resource in the United States. As we mine and process ore, and we put Niobium, Scandium, and Titanium into solution so we can separate and purify them into commercial products, we will also be putting the rare earths in our ore into solution. That positions us very well to potentially make separated rare earth oxides in addition to our other products. If our ongoing technical evaluation shows that it is feasible to produce separated, high-purity rare earth oxides from our ore, and if our economic analysis shows that it makes sense to add these to our product offering, we will announce the specifics of that through an updated feasibility study. We expect to complete that study in the coming months.

Why are we looking to potentially add rare earths? The information on this slide shows why. Demand for magnetic rare earth oxides is forecast to triple by 2035. Moreover, it is estimated that production will lag far behind demand, creating potential shortages of magnetic rare earth oxides in particular. This supply-demand imbalance would be felt particularly hard by the automotive and renewable energy sectors. At NioCorp, we are looking forward to completing our ongoing analyses and reporting updates to the market as our work progresses.

Another differentiator of the Elk Creek Project is that we have already placed under enforceable sales contracts a significant amount of our products. As you can see, 75% of our planned ferroNiobium production over the first 10 years of operations has been sold to two companies – 50% to Thyssenkrupp Metallurgical Products and 25% to CMC Cometals. Notably, the Thyssenkrupp contract provides NioCorp with potential access to a German government loan guarantee of as much as $200 million, which can go a long way in our project financing effort. We’ve also sold approximately 12% of our planned Scandium production over the first 10 years of operation to Traxys North America. This sales agreement is the single largest such agreement for Scandium known to have been executed, and we’re very proud of that accomplishment. Finally, I would note that while we have not yet announced definitive plans to produce magnetic rare earth oxides, we are already in discussions with large automotive and renewable energy manufacturers for offtake agreements for these potential rare earth products. We will certainly notify the market if and when we’re able to execute rare earth sales contracts.

This business combination with GXII should strongly position NioCorp to emerge as America’s second major rare earth project, behind MP Materials’ Mountain Pass, California rare earth mine, should NioCorp make the final decision to produce rare earths. As you can see here, MP Materials project was capitalized in part through a SPAC merger, which also led to MP’s listing on the New York Stock Exchange. NioCorp is seeking to advance our Elk Creek Project through a SPAC merger with GX, and we expect to get a Nasdaq listing following the closing of our deal. MP Materials’ primary production focus at the Mountain Pass mine is NdPr, which is the principal constituent of permanent rare earth magnets used in automotive, aerospace, defense, and renewable energy applications. NdPr would also be NioCorp’s primary rare earth focus. But here are two major differences between these two projects: NioCorp plans to produce a diverse set of critical minerals that also includes Niobium, Scandium and Titanium. Second, if we proceed with rare earth production, we will be able to make two very important rare earth oxides in addition to NdPr. Those are high-purity Dysprosium oxide and high-purity Terbium oxide. Known as heavy rare earths, these elements are present in the Mountain Pass deposit, but at very low concentrations, which makes their commercial production from California a question at best. In contrast, NioCorp will make all of these constituents of the sintered permanent rare earth magnets used in EV traction motors. I should also note that Dysprosium and Terbium are important additions to the normal neodymium-iron-boron magnets when the magnets are expected to operate in higher-temperature environments. They are an important component of the permanent rare earth magnet industry.

Finally, you’ll see here a number of major project milestones on which we’re working at NioCorp. They include: completion of the demonstration plant testing of optimized flow sheet and rare earth recovery rates; exercising our option-to-purchase agreements for additional land; conducting detailed engineering necessary for the launch of construction; site preparation & development of infrastructure and the launch of shaft sinking operations; completion of project financing; plant commissioning; and full-scale commercial production.

Thank you for the opportunity to discuss our project and our products. I’ll hand it back to you, Jim.

Mr. Sims:

Thank you, Mark. Let’s now go to questions that we have received from investors over the past week. The first question, Dean, goes to you. What is a SPAC, and how does it approach mergers with companies seeking to grow like NioCorp?

Mr. Kehler:

Thank you for that question, Jim. A SPAC is a publicly traded company that raises capital through an initial public offering for the purpose of effecting a merger or a similar business combination with one or more businesses. In this case, GXII has entered into the Business Combination Agreement to complete the business combination with NioCorp. In connection with the shareholder meeting to approve the transaction, the investors in the SPAC can choose whether they want to keep their money in the SPAC or cash out (that is, redeem their shares). The amount of cash remaining in the SPAC’s trust account after any such redemptions and after the payment of expenses would then be available to the combined company upon consummation of the transaction. GXII received gross proceeds of U.S.$300 million in connection with its IPO. Assuming no redemptions by GXII shareholders of GXII stock, NioCorp may receive up to U.S.$285 million in cash to the balance sheet upon closing of the Transaction, after giving effect to = expenses. If any GXII shareholders elect to redeem, however, the amount of cash available to NioCorp upon the closing of the Transaction will be decreased by the amount that GXII is required to repay to its redeeming shareholders and the number of shares issued by NioCorp will be reduced proportionately.

Mr. Sims:

Thanks, Dean. Our second question from investors goes to you, Mark. Why is this business combination right for NioCorp?

Mr. Smith:

Thanks, Jim. The approximate U.S.$0.89 per NioCorp share equity rollover value represents an approximately 14% and approximately 12.6% premium to NioCorp’s common share spot price and 20-day volume-weighted average common share price, respectively, as of September 23, 2022. The Transaction has the potential to significantly accelerate NioCorp’s efforts to obtain the required Elk Creek Project financing by increasing exposure to institutional investors looking to make strategic investments in critical minerals plays that are crucial to the world’s clean energy transition. The Transaction also has the potential to provide NioCorp with up to $285 million in net cash proceeds at the consummation of the Transaction, depending upon GXII share redemptions, and up to an additional $81 million over the next three years, depending on the consummation of other additional financing arrangements that NioCorp and GXII intend to pursue prior to and following the expected closing of the proposed Transaction. It also improves trading liquidity through the expected listing of NioCorp’s common shares on the Nasdaq. It will also increase public awareness of NioCorp resulting from the expected listing of NioCorp’s common shares on Nasdaq. It will provide access to a broader range of financing alternatives if the Nasdaq listing is achieved, and it should also increase public awareness with respect to the unique position of the Elk Creek Project at a critical time as a potentially vital component to help secure U.S. supply chains for critical minerals needed for rapidly growing technologies such as electric vehicles, renewable power, and energy-efficient electric motors.

Mr. Sims:

Thank you. Our next question, Dean, goes to you. From an investor, it’s a version of what we just asked Mark. Why is this business combination right for GX?

Mr. Kehler:

Well, Jim, we considered a number of factors and I’ll mention some of the main ones. First, the business combination provides an opportunity for GX shareholders to become investors in NioCorp’s Elk Creek Project, which as we discussed is a pure-play critical minerals project with the highest-grade Niobium resource in North America and the second largest indicated rare earth resource in the U.S. We believe that NioCorp is well-positioned to be a reliable, U.S.-based supplier of Niobium, Scandium, Titanium and, subject to further development, potentially rare earth elements, helping meet the growing demand for these minerals and providing domestic supply security. Another important reason is that NioCorp has an experienced management team, led by Mark, to advance the company’s strategic and growth plans. NioCorp’s mission is to accelerate the global transition to a lower carbon economy by serving as a reliable and sustainable U.S. supplier of critical minerals, and with a strong ESG focus. We’re excited to be a part of it.

Mr. Sims:

Thank you. Mark, our next question goes to you. The question is, when will the business combination be completed, and what will shareholders have to vote on?

Mr. Smith:

The parties currently expect the business combination to be completed during the first quarter of 2023. The actual date of closing will be dependent upon a number of factors, including, without limitation, the SEC’s review of the registration statement to be filed in connection with the proposed Transaction. Following the effectiveness of the registration statement, NioCorp will hold a special meeting of shareholders at which shareholders will be asked to approve the following: first, the issuance of the NioCorp securities issuable in connection with the Transaction or other financing arrangements; an amendment to the articles of NioCorp, as amended effective January 27, 2015, to comply with applicable listing requirements of Nasdaq; and any other proposals that are necessary to effectuate the Transaction. GXII will also hold a shareholders’ meeting at which GXII shareholders will be asked to approve the following: first, an amendment to GXII’s Amended and Restated Certificate of Incorporation (the “GXII Charter”) to eliminate the automatic conversion of shares of Class B Common Stock of GXII, all of which are held by the GX II founders, into GXII Class A Shares at the time of a business combination. They will be asked to approve the Transaction and any other proposals that are necessary to effectuate the Transaction. After approval of the GXII and NioCorp shareholders, and assuming satisfaction of the other conditions to the consummation of the Transaction, the Transaction will be consummated.

Mr. Sims:

Alright, our next question. Will NioCorp obtain new financing in connection with this Transaction? Mark, we’ll give that to you.

Mr. Smith:

NioCorp announced the signing of non-binding letters of intent for two separate financing packages with Yorkville Advisors Global, LP (or “Yorkville”). Subject to entering into definitive agreements, these financings could provide NioCorp with access to up to an additional $81 million to advance the Elk Creek Project. The financings contemplated by the LOIs include $16 million in convertible debentures that are expected to be funded at the closing of the business combination, and subject to certain limitations, can be repaid by NioCorp in either cash or NioCorp common shares, as well as entering into a standby equity purchase facility pursuant to which NioCorp will have the ability to require Yorkville, subject to conditions set out in the definitive agreements, to purchase up to $65 million of its common shares.

Mr. Sims:

Thank you, Mark. Here’s another question for you from an investor. Why is NioCorp planning to conduct a reverse stock split in conjunction with this business combination?

Mr. Smith:

Thanks, Jim. That is a common question. Following the successful closing of the Transaction, NioCorp expects to be able to up-list to the Nasdaq. Having shares traded on the Nasdaq, in addition to NioCorp’s current Toronto Stock Exchange listing, is expected to, first, increase NioCorp’s exposure to a broader range of investors worldwide, second, facilitate greater institutional ownership of NioCorp, and third improve NioCorp’s trading liquidity. In order to be listed on the Nasdaq, NioCorp will have to satisfy several listing requirements, including a minimum share price. NioCorp intends to conduct a reverse stock split to help ensure that NioCorp will satisfy that minimum share price requirement. The ratio of the reverse stock split is yet to be determined. It is important to note that a reverse stock split does not affect the value of a shareholder’s investment in NioCorp. For example, if a shareholder has 100 shares of NioCorp at a market price of $1/share prior to a reverse stock split, the market value of the shareholder’s investment is $100. If the Company conducts a one-for-10 reverse stock split, the shareholder would then own 10 shares of NioCorp at a per share market price of $10 immediately following the reverse stock split. The market value of the shareholder’s investment in NioCorp would still be $100, and would not change as a result of the reverse stock split.

Mr. Sims:

Okay our next question is how is the NioCorp/GX Transaction distinguishable from other recent SPAC transactions? Mark, I’ll let you answer that.

Mr. Smith:

This is one that I’m actually really happy to answer. We believe that the proposed Transaction is distinguishable from recent SPAC transactions in the following ways. Unlike most SPAC combinations, NioCorp is already publicly traded on the TSX, meaning that the Transaction was able to be struck based on an established public market value of NioCorp. Most SPAC combinations are proposed mergers between publicly traded SPACs and privately held companies, which has in some instances and some cases presented challenges to the post-merger entities because of a lack of market acceptance of the private company valuation and limited post-closing float. NioCorp has been an SEC filer for more than six years and management has significant experience with the reporting requirements of being a U.S. public company. NioCorp and GX have signed non-binding LOIs for two separate financing packages with Yorkville. Subject to entering into definitive agreements, these financings could provide NioCorp with access to up to an additional $81 million to help advance the Elk Creek Project, which NioCorp can use whether or not there are GXII redemptions. The execution of definitive documentation with Yorkville is not a condition to closing the business combination transaction.

Lastly, I would note that NioCorp is primarily owned by retail shareholders today, whereas GX is primarily owned by institutional shareholders. Blending these two types of shareholders in this merger will create a very positive outcome.

Mr. Sims:

That’s helpful, thank you. Here’s another question. If a shareholder purchases NioCorp shares today and holds them through the closing of this Transaction, what will happen to those shares upon closing? Mark, that goes to you.

Mr. Smith:

So if you purchase NioCorp common shares today and held them through the closing of the Transaction, assuming the conditions to closing the Transaction are met, then upon closing, you will continue to own those NioCorp common shares. In connection with the closing of the Transaction, NioCorp will issue new NioCorp common shares in an amount based on the Exchange Ratio to GXII shareholders that do not redeem their GXII Class A common shares in connection with the Transaction. In addition, the Business Combination Agreement contemplates that, at the time of the closing of the Transaction, NioCorp will undertake a reverse stock split at a to-be-determined ratio so as to effectuate an expected up-listing to the Nasdaq.

Mr. Sims:

Thanks. Our last question, Dean, goes to you. If I purchase GX shares today and hold them through the closing of the Transaction, what will happen to those shares upon closing?

Mr. Kehler:

If you purchase GXII Class A common shares today and held them through the closing of the Transaction, your GXII Class A common shares will be exchanged for NioCorp common shares in an amount based on the Exchange Ratio. In addition, the Business Combination Agreement contemplates that, at the time of the closing of the Transaction, NioCorp will undertake a reverse stock split at a to-be-determined ratio to allow an expected up-listing to the Nasdaq.

Mr. Sims:

Excellent, thanks, Dean. That completes our program today. Mark and Dean, thank you both for participating in this briefing. And thanks also to our viewers. I hope this briefing was informative. To learn more about NioCorp and the Elk Creek Critical Minerals Project, please go to our website at www.niocorp.com. You can also see information in our public filings with the U.S. Securities and Exchange Commission and on sedar.com. Thank you very much and have a great day.

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Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed business combination (the “Transaction”) between NioCorp Developments Ltd. (“NioCorp”) and GX Acquisition Corp. II (“GXII”), NioCorp intends to file a registration statement on Form S-4 (the “registration statement”) with the U.S. Securities and Exchange Commission (“SEC”), which will include a document that serves as a prospectus and proxy circular of NioCorp and a proxy statement of GXII, referred to as a “joint proxy statement/prospectus.” The definitive joint proxy statement/prospectus will be filed with the SEC as part of the registration statement and, in the case of NioCorp, with the applicable Canadian securities regulatory authorities, and will be sent to all NioCorp shareholders and GXII stockholders as of the applicable record date to be established. Each of NioCorp and GXII may also file other relevant documents regarding the proposed Transaction with the SEC and, in the case of NioCorp, with the applicable Canadian securities regulatory authorities. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF NIOCORP AND GXII ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AND, IN THE CASE OF NIOCORP, WITH THE APPLICABLE CANADIAN SECURITIES REGULATORY AUTHORITIES IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY

BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when available) and all other relevant documents that are filed or that will be filed with the SEC by NioCorp or GXII through the website maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (if and when available) and all other relevant documents that are filed or that will be filed with the applicable Canadian securities regulatory authorities by NioCorp through the website maintained by the Canadian Securities Administrators at www.sedar.com. The documents filed by NioCorp and GXII with the SEC and, in the case of NioCorp, with the applicable Canadian securities regulatory authorities also may be obtained by contacting NioCorp at 7000 South Yosemite, Suite 115, Centennial CO 80112, or by calling (720) 639-4650; or GXII at 1325 Avenue of the Americas, 28th Floor, New York, NY 10019, or by calling (212) 616-3700.

Participants in the Solicitation

NioCorp, GXII and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from NioCorp’s shareholders and GXII’s stockholders in connection with the proposed Transaction. Information regarding the executive officers and directors of NioCorp is included in its management information and proxy circular for its 2021 annual general meeting of shareholders filed with the SEC and the applicable Canadian securities regulatory authorities on October 22, 2021. Information regarding the executive officers and directors of GXII is included in its Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 25, 2022. Additional information regarding the persons who may be deemed to be participants in the solicitation, including information regarding their interests in the proposed Transaction, will be contained in the registration statement and the joint proxy statement/prospectus (if and when available). NioCorp’s shareholders and GXII’s stockholders and other interested parties may obtain free copies of these documents free of charge by directing a written request to NioCorp or GXII.

No Offer or Solicitation

This communication and the information contained herein do not constitute (i) (a) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Transaction or (b) an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction or (ii) an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies. No offer of securities in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act) shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. In Canada, no offering of securities shall be made except by means of a prospectus in accordance with the requirements of applicable Canadian securities laws or an exemption therefrom. This communication is not, and under no circumstances is it to be construed as, a prospectus, offering memorandum, an advertisement or a public offering in any province or territory of Canada. In Canada, no prospectus has been filed with any securities commission or similar regulatory authority in respect of any of the securities referred to herein.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements may include, but are not limited to, statements about the parties’ ability to close the proposed Transaction, including NioCorp and GXII being able to receive all required regulatory, third-party and shareholder approvals for the proposed Transaction; the anticipated benefits of the proposed Transaction, including the potential amount of cash that may be available to the combined company upon consummation of the proposed Transaction and the use of the net proceeds following the redemptions by GXII public shareholders; NioCorp’s expectation that its common shares will be accepted for listing on the Nasdaq Stock Market following the closing of the proposed Transaction; the execution of definitive agreements relating to the convertible debenture transaction and the stand by equity purchase facility contemplated by the term sheets with Yorkville Advisors Global, LP (“Yorkville”); the financial and business performance of NioCorp; NioCorp’s anticipated results and developments in the operations of NioCorp in future periods; NioCorp’s planned exploration activities; the adequacy of NioCorp’s financial resources; NioCorp’s ability to secure sufficient project financing to complete construction and commence operation of the Elk Creek Project; NioCorp’s expectation and ability to produce Niobium, Scandium, and Titanium at the Elk Creek Project; the outcome of current recovery process improvement testing, and NioCorp’s expectation that such process improvements could lead to greater efficiencies and cost savings in the Elk Creek Project; the Elk Creek Project’s ability to produce multiple critical metals; the Elk Creek Project’s projected ore production and mining operations over its expected mine life; the completion of the demonstration plant and technical and economic analyses on the potential addition of magnetic rare earth oxides to NioCorp's planned product suite; the exercise of options to purchase additional land parcels; the execution of contracts with engineering, procurement and construction companies; NioCorp’s ongoing evaluation of the impact of inflation, supply chain issues and geopolitical unrest on the Elk Creek Project’s economic model; the impact of health epidemics, including the COVID-19 pandemic, on NioCorp’s business and the actions NioCorp may take in response thereto; and the creation of full time and contract construction jobs over the construction period of the Elk Creek Project. In addition, any statements that refer to projections (including Averaged EBITDA, Averaged EBITDA Margin, and After-Tax Cumulative Net Free Cash Flow), forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of NioCorp and GXII, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. Forward-looking statements reflect material expectations and assumptions, including, without limitation, expectations, and assumptions relating to: the future price of metals; the stability of the financial and capital markets; NioCorp and GXII being able to receive all required regulatory, third-party, and shareholder approvals for the proposed Transaction; the amount of redemptions by GXII public shareholders; the execution of definitive agreements relating to the convertible debenture transaction and the stand by equity purchase facility contemplated by the term sheets with Yorkville; and other current estimates and assumptions regarding the proposed Transaction and its benefits. Such expectations and assumptions are inherently subject to uncertainties and contingencies regarding future events and, as such, are subject to change. Forward-looking statements involve a number of risks, uncertainties or other factors that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made by NioCorp and GXII with the SEC and, in the case of NioCorp, with the applicable Canadian securities regulatory authorities and the following: the amount of any redemptions by existing holders of GXII Class A Shares being greater than expected, which may reduce the cash in trust available to NioCorp upon the consummation of the business combination; the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement and/or payment of the termination fees; the outcome of any legal proceedings that may be instituted against NioCorp or GXII following announcement of the Business Combination Agreement and the transactions contemplated therein; the inability to complete the proposed transactions due to, among other things, the failure to obtain NioCorp shareholder approval or GXII shareholder approval or the execution of definitive agreements relating to the convertible debenture transaction and the stand by equity purchase facility contemplated by the term sheets with Yorkville; the risk that the announcement and consummation of the proposed transactions disrupts NioCorp’s current plans; the ability to recognize the anticipated benefits of the proposed transactions; unexpected costs related to the proposed transactions; the risks that the consummation of the proposed transactions is substantially delayed or does not occur, including prior to the date on which GXII is required to liquidate under the terms of its charter documents; NioCorp’s ability to operate as a going concern; NioCorp’s requirement of significant additional capital; NioCorp’s limited operating history; NioCorp’s history of losses; cost increases for NioCorp’s exploration and, if warranted, development projects; a disruption in, or failure of, NioCorp’s information technology systems, including those related to cybersecurity; equipment and supply shortages; current and future offtake agreements, joint ventures, and partnerships; NioCorp’s ability to attract qualified management; the effects of the COVID-19 pandemic or other global health crises on NioCorp’s business plans, financial condition and liquidity; estimates of mineral resources and reserves; mineral exploration and production activities; feasibility study results; changes in demand for and price of commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of NioCorp’s projects; risks of accidents, equipment breakdowns, and labor disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining, or development activities; the speculative nature of mineral exploration and development, including the risks of diminishing quantities of grades of reserves and resources; claims on the title to NioCorp’s properties; potential future litigation; and NioCorp’s lack of insurance covering all of NioCorp’s operations.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of NioCorp and GXII prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the proposed Transaction or other matters addressed herein and attributable to NioCorp, GXII or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Except to the extent required by applicable law or regulation, NioCorp and GXII undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Mineral Reserves and Resources

Unless otherwise indicated, information concerning NioCorp’s mining property included in this communication has been prepared in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects” (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy (“CIM”) “Definition Standards – For Mineral Resources and Mineral Reserves, May 10, 2014” (the “CIM Definition Standards”). Beginning with NioCorp’s Annual Report on Form 10-K for the fiscal year ended June 30, 2022 (the “NioCorp Form 10-K”), NioCorp’s mining property disclosures included or incorporated by reference in its SEC filings are required to be prepared in accordance with the requirements of subpart 1300 of Regulation S-K (“S-K 1300”). Previously, NioCorp prepared its estimates of mineral resources and mineral reserves following only NI 43-101 and the CIM Definition Standards. On June 28, 2022, NioCorp issued a CIM-compliant NI 43-101 technical report (the “2022 NI 43-101 Elk Creek Technical Report”) for the Elk Creek Project, which is available through the website maintained by the Canadian Securities Administrators at www.sedar.com. On September 6, 2022, the Company filed a technical report summary for the Elk Creek Project that conforms to S-K 1300 reporting standards (the “S-K 1300 Elk Creek Technical Report Summary”) as Exhibit 96.1 to the NioCorp Form 10-K, which is available through the website maintained by the SEC at www.sec.gov. The 2022 NI 43-101 Elk Creek Technical Report and S-K 1300 Elk Creek Technical Report Summary are based on a feasibility study (the “June 2022 Feasibility Study”) prepared by qualified persons (within the meaning of both NI 43-101 and S-K 1300, as applicable) and are substantively identical to one another except for internal references to the regulations under which the report is made, and certain organizational differences. The requirements and standards under Canadian securities laws, however, differ from those under S-K 1300. The terms “mineral resource,” “indicated mineral resource” and “mineral reserve” included herein are used as defined in accordance with NI 43-101 under the CIM Definition Standards. While the terms are substantially similar to the same terms defined under S-K 1300, there are differences in the definitions. Accordingly, there is no assurance any mineral resource or mineral reserve estimates that the Company may report under NI 43-101 will be the same as the mineral resource or mineral reserve estimates that the Company may report under S-K 1300.

NioCorp discloses estimates of both its mineral resources and mineral reserves. You are cautioned that mineral resources are subject to further exploration and development and are subject to additional risks and no assurance can be given that they will eventually convert to future reserves. Under both regimes, inferred resources, in particular, have a great amount of uncertainty as to their existence and their economic and legal feasibility. Investors are cautioned not to assume that any part or all of the inferred resource exists or is economically or legally mineable. See Item 1A, Risk Factors in the NioCorp Form 10-K. Reference should be made to the full text of the 2022 NI 43-101 Elk Creek Technical Report and the S-K 1300 Elk Creek Technical Report Summary for further information regarding the assumptions, qualifications and procedures relating to the estimates of mineral reserves and mineral resources as defined under NI 43-101 and S-K 1300, respectively.

Qualified Persons

All technical and scientific information included in this communication derived from the June 2022 Feasibility Study respecting NioCorp’s mineral resources has been reviewed and approved by

Matthew Batty, P.Geo., Owner, Understood Mineral Resources Ltd., and all such information respecting NioCorp’s mineral reserves has been reviewed and approved by Richard Jundis, P. Eng., Director of Mining, Optimize Group. Each of Mr. Batty and Mr. Jundis and their respective firms are independent consultants who provide consulting services to NioCorp. All other technical and scientific information included in this communication has been reviewed and approved by Scott Honan, M.Sc., SME-RM, NioCorp’s Chief Operating Officer. Each of Messrs. Batty, Jundis, and Honan is a “Qualified Person” as such term is defined in NI 43-101.